SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       for the period ended 08 May 2007


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------



May 8, 2007


                      BP BOARD APPOINTS INDEPENDENT EXPERT

                      TO MONITOR PROGRESS ON BAKER REPORT


The board of BP p.l.c. today announced that it has appointed L. Duane Wilson as the independent expert who will monitor progress in implementing the recommendations of the Baker Panel to improve safety performance at the Group's five US refineries which are owned and operated by BP Products North America, Inc.


The Panel, an independent body chaired by former US Secretary of State, James A. Baker, III, was established by BP on the recommendation of the US Chemical Safety Board to examine safety management systems at the Group's US refineries and corporate safety culture following the explosion and fire at Texas City in March 2005. Mr Wilson was one of the Panel's 11 members.


The Panel's report, published in January 2007, contained ten recommendations, all of which BP undertook to implement. The recommendations are designed to improve process safety performance at the Group's US refineries. These included an undertaking to appoint an independent expert for a period of at least five years to monitor and report annually on the progress of such implementation to the BP p.l.c. board.


Mr Wilson is the retired vice president of refining, marketing, supply & transportation and fuels technology for ConocoPhillips. As such, he has experience and expertise in managing large-scale organisations, as well as expertise in process safety and refining.


Mr Wilson will report to the Chairman of the BP p.l.c. board's Safety, Ethics and Environmental Assurance Committee (SEEAC) which will produce a publicly available report based on his assessment of progress in implementing the Panel's recommendations at its US refineries.


His appointment took effect on 1 May, 2007.



Note to editors:


   - A biography of L. Duane Wilson is attached below:


L. Duane Wilson is the retired vice president of refining, marketing, supply & transportation (RMS&T)-Fuels Technology, for ConocoPhillips.


Mr. Wilson joined Conoco, Inc. in 1962 and held a series of engineering, supervisory, and executive positions. Early in his career, he served as Assistant Manager and as Director of Conoco's Refining Division of Process Engineering. From 1975 to 1982, he served as Manager of Process Engineering. From 1982 to 1985, he worked for Conoco's former parent company, DuPont, at the Corporate Engineering Department in Wilmington, Delaware. In 1985, he returned to Conoco, Inc., working briefly as Manager of the Maintenance Engineering Department and in 1986, he was named Vice President of Engineering.


Mr. Wilson became Vice President of Research and Engineering in 1988, leading a large organization of scientific, engineering, technical, and support people. In 1994 he was named Vice President, RMS&T-Technology with responsibility for research and development, worldwide engineering and construction, and technical support. He was also the functional leader of the global manufacturing team for the company's refining, marketing, supply and transportation operations.


Mr. Wilson was named Vice President of Fuels Technology in 2001 where he was responsible for leading the company's strategic efforts in the areas of emerging fuels, engine technologies, and manufacturing capabilities. He retired from that position at the end of 2002. Prior to his retirement, Mr. Wilson played an important role in the merger between Conoco, Inc. and Phillips Petroleum Co.


Mr. Wilson currently serves on The University of Tulsa Board of Trustees and on the Board of Directors of i2E, Inc., a not-for-profit corporation focused on growing the technology-based entrepreneurial economy in Oklahoma. He has also served on Governor Keating's Science and Technology Advisory Council Technology Summit, on Oklahoma's Economic Development Generating Excellence (EDGE) Advanced Materials Committee, and as the Chairman of AdMat Oklahoma, affiliated with the Oklahoma Center for the Advancement of Science and Technology.


Mr. Wilson earned a bachelor's degree in chemical engineering from The University of Tulsa and also completed the Advanced Management Program at Harvard Business School.


                                    - ENDS -




                                         SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated:   08 May 2007                          /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary